FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Merus Labs International Inc. (the "Company") 470 Granville St., Ste. 503 Vancouver, BC V6C 1V5

2.	Date of Material Change

July 8, 2013

3.	News Release

A press release was disseminated on July 9, 2013 by Marketwire.

4.	Summary of Material Change

The Company announced a change in the board of directors.

5.	Full Description of Material Change

The Company appointed Mr. Michael Cloutier to the Company's Board of Directors, effective immediately. Mr. Cloutier will serve as an independent non-executive Director. The Board change was facilitated following a request by Mr. Rus to resign from the Board due to health reasons. Mr. David Guebert, a current Director of the Company, will assume the Chairmanship of the Board effective immediately.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

None

8.	Executive Officer

For further information please contact Andrew Patient, Chief Financial Officer at 416-593-3725

9.	Date of Report

July 18, 2013